UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
INTERACT COMMERCE CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
			45839Y107
(CUSIP Number)
April 2, 2001
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b) [x] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BA Technology I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		BA Technology I, LLC is a limited liability company organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann B. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		Ann B. Hayes is a citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BancAmerica Capital Investors I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		BancAmerica Capital Investors I, L.P. is a limited partnership organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BancAmerica Capital Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		BancAmerica Capital Management I, L.P. is a limited partnership organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BACM I GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		BACM I GP, LLC is a limited liability company organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Walter W. Walker, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		Walter W. Walker, Jr. is a citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,817,192
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	1,817,192
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,817,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]
11.	Percent of Class Represented by Amount in Row (9)			8.2%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer:

The name of the issuer is Interact Commerce Corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive office of the Issuer is located at 8800 N. Gainey Ctr. Dr. Suite 200, Scottsdale, AZ 85258.

Item 2(a). Name of Person Filing:

BA Technology I, LLC

Ann B. Hayes
BancAmerica Capital Investors I, L.P.
BancAmerica Capital Management I, L.P.
BACM I GP, LLC
Walter W. Walker, Jr.

The Manager of BA Technology I, LLC, a Delaware limited liability company ("BA Tech"), is Ann B. Hayes. BancAmerica Capital Investors I, L.P., a Delaware limited partnership, is a member of BA Tech and has the sole power to appoint, remove or replace the Manager of BA Tech. The sole general partner of BancAmerica Capital Investors I, L.P. is BancAmerica Capital Management I, L.P., a Delaware limited partnership. The sole general partner of BancAmerica Capital Management I, L.P is BACM I GP, LLC, a Delaware limited liability company. The Managing Member of BACM I GP, LLC is Walter W. Walker, Jr. BA Tech, together with Ann B. Hayes, BancAmerica Capital Investors I, L.P., BancAmerica Capital Management I, L.P., BACM I GP, LLC and Walter W. Walker, Jr., are collectively referred to herein as the "Filing Persons".

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal office of each Filing Person is located at 100 North Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

Item 2(c). Citizenship:

The place of organization of BA Tech, BancAmerica Capital Investors I, L.P., BancAmerica Capital Management I, L.P. and BACM I GP, LLC is Delaware. Ms. Hayes and Mr. Walker are citizens of the United States of America.

Item 2(d). Title of Class of Securities:

The class of securities to which the statement relates is the Common Stock, $.001 par value per share of the Issuer (the "Common Stock").

Item 2(e). CUSIP Number:

The CUSIP Number of the Common Stock is 45839Y107.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)&(b) On December 31, 1999 the Company issued subordinated notes and warrants to BA Tech that, by their terms, called for the issuance of additional warrants under certain circumstances. Additional warrants were issued to BA Tech on each of June 30, 2000, July 31, 2000, August 31, 2000 and April 2, 2001. Prior to August 31, 2000, BA Tech beneficially owned less than 5% of the outstanding shares of Common Stock. As of August 31, 2000, BA Tech beneficially owned an aggregate of 1,131,774 shares of Common Stock. Based on 20,043,000 shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended June 30, 2000, as of August 31, 2000 BA Tech beneficially owned approximately 5.35% of the outstanding shares of the Issuer's Common Stock. As of April 2, 2000, BA Tech beneficially owns an aggregate of 1,817,192 shares of Common Stock. Based on 20,362,688 shares of Common Stock reported to be outstanding as of March 22, 2001 in the Issuer's Form 10-K for the fiscal year ended December 31, 2000, BA Tech beneficially owns approximately 8.2% of the outstanding shares of Common Stock

Ann B. Hayes, as the Manager of BA Tech, may be deemed to be the indirect beneficial owner of the 1,817,192 shares of Common Stock beneficially owned by BA Tech, representing approximately 8.2% of the outstanding shares of the Issuer's Common Stock. Ms. Hayes, as the Manager of BA Tech, may have been deemed to be the indirect beneficial owner of the 1,131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000, representing approximately 5.35% of the outstanding shares of the Issuer's Common Stock. Ms. Hayes disclaims beneficial ownership of any shares of Common Stock beneficially owned by BA Tech.

BancAmerica Capital Investors I, L.P., as the member having the sole power to appoint, remove and replace the Manager of BA Tech, may be deemed to be the indirect beneficial owner of the 1,817,192 shares of Common Stock beneficially owned by BA Tech, representing approximately 8.2% of the outstanding shares of the Issuer's Common Stock. BancAmerica Capital Investors I, L.P., as the member having the sole power to appoint, remove and replace the Manager of BA Tech, may have been deemed to be the indirect beneficial owner of the 1,131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000, representing approximately 5.35% of the outstanding shares of the Issuer's Common Stock.

BancAmerica Capital Management I, L.P., as the sole general partner of BancAmerica Capital Investors I, L.P., may be deemed to be the indirect beneficial owner of the 1,817,192 shares of Common Stock beneficially owned by BA Tech, representing approximately 8.2% of the outstanding shares of the Issuer's Common Stock. BancAmerica Capital Management I, L.P., as the sole general partner of BancAmerica Capital Investors I, L.P., may have been deemed to be the indirect beneficial owner of the 1, 131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000, representing approximately 5.35% of the outstanding shares of the Issuer's Common Stock.

BACM I GP, LLC, as the sole general partner of BancAmerica Capital Management I, L.P., may be deemed to be the indirect beneficial owner of the 1,817,192 shares of Common Stock beneficially owned by BA Tech, representing approximately 8.2% of the outstanding shares of the Issuer's Common Stock BACM I GP, LLC, as the sole general partner of BancAmerica Capital Management I, L.P., may have been deemed to be the indirect beneficial owner of the 1,131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000, representing approximately 5.35% of the outstanding shares of the Issuer's Common Stock.

Walter W. Walker, Jr., as the Managing Member of BACM I GP, LLC, may be deemed to be the indirect beneficial owner of the 1,817,192 shares of Common Stock beneficially owned by BA Tech, representing approximately 8.2% of the outstanding shares of the Issuer's Common Stock. Walter W. Walker, Jr., as the Managing Member of BACM I GP, LLC, may have been deemed to be the indirect beneficial owner of the 1,131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000, representing approximately 5.35% of the outstanding shares of the Issuer's Common Stock. Mr. Walker disclaims beneficial ownership of any shares of Common Stock beneficially owned by BA Tech.

(c) BA Tech has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,817,192 shares of Common Stock. As of August 31, 2000, BA Tech had the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,131,774 shares of Common Stock.

Each of Ann B. Hayes, BancAmerica Capital Investors I, L.P., BancAmerica Capital Management I, L.P., BACM I GP, LLC, and Walter W. Walker, Jr. (i) may be deemed to have the sole power to vote and direct the vote or to dispose or direct the disposition of the 1,817,192 shares of Common Stock beneficially owned by BA Tech (as its controlling persons), and (ii) may have been deemed to have the sole power to vote and direct the vote or to dispose or direct the disposition of the 1,131,774 shares of Common Stock beneficially owned by BA Tech as of August 31, 2000 (as its controlling persons).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Persons.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* * * * *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2001	BA TECHNOLOGY I, LLC By: /s/ Name: Ann B. Hayes Title: Manager
Date: April 25, 2001	/s/ Ann B. Hayes
Date: April 25, 2001	BANCAMERICA CAPITAL INVESTORS I, L.P. By: BancAmerica Capital Management I, L.P., its general partner By: BACM I GP, LLC, its general partner By: /s/ Name: Ann B. Hayes Title: Managing Director
Date: April 25, 2001	BANCAMERICA CAPITAL MANAGEMENT I, L.P. By: BACM I GP, LLC, its general partner By: /s/ Name: Ann B. Hayes Title: Managing Director
Date: April 25, 2001	BACM I GP, LLC By: /s/ Name: Ann B. Hayes Title: Managing Director
Date: April 25, 2001	/s/ Walter W. Walker, Jr.

INDEX TO EXHIBITS

EXHIBIT NUMBER DESCRIPTION

1. Joint Filing Agreement among the Filing Persons dated April 25, 2001.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13G, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: April 25, 2001 BA TECHNOLOGY I, LLC

By: /s/

Name: Ann B. Hayes

Title: Manager

Date: April 25, 2001 /s/
Ann B. Hayes

Date: April 25, 2001 BANCAMERICA CAPITAL INVESTORS I, L.P.

By: BancAmerica Capital Management I, L.P., its general partner

By: BACM I GP, LLC, its general partner

By: /s/

Name: Ann B. Hayes

Title: Managing Director

Date: April 25, 2001 BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/

Name: Ann B. Hayes

Title: Managing Director

Date: April 25, 2001 BACM I GP, LLC

By: /s/

Name: Ann B. Hayes

Title: Managing Director

Date: April 25, 2001 /s/
Walter W. Walker, Jr.